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Exhibit (k)(3)

DISTRIBUTION ASSISTANCE AGREEMENT

        This Distribution Assistance Agreement, dated as of April     , 2005, is entered into by and between Clough Global Equity Fund, a Delaware statutory trust (the "Fund"), and ALPS Distributors, Inc., a corporation organized under the laws of the state of Colorado ("ALPS").

        In consideration for ALPS' provision of distribution assistance services to the Fund in connection with the offering of common shares of the Fund pursuant to the Fund's prospectus dated April [26], 2005 (the "Offering"), which services include assistance with coordinating the road show and designing and coordinating the printing of marketing materials, the Fund hereby agrees to pay ALPS up to .10% of the amount of the Offering (the "Distribution Assistance Fee"), but only to the extent that the Fund has not otherwise paid offering expenses equal to $.04 per common share of the Fund (the "Reimbursement Cap") exclusive of sales load, but inclusive of the reimbursement of underwriter expenses of $.0067 per common share of the Fund. In no event shall the offering expenses paid by the Fund, together with the amount of the Distribution Assistance Fee, exceed the Reimbursement Cap. The Distribution Assistance Fee shall also include reimbursements to ALPS for its reasonable out of pocket expense related to the road show.

        The total amount of: (i) additional compensation fees payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") pursuant to that certain Additional Compensation Agreement between Merrill Lynch and Clough Capital Partners L.P., investment adviser to the Fund; (ii) a transaction processing fee in the amount of $8,177 payable to Merrill Lynch; (iii) the partial reimbursement of $.0067 per Common Share to the underwriters; (iv) any distribution assistance fee payable to ALPS pursuant to this agreement; and (v) payment by the Fund of underwriter's counsel fees will not exceed 4.5% of the total price to the public of the common shares sold in the Offering.

        The Fund and ALPS acknowledge and agree that the compensation set forth above shall be the only compensation ALPS will receive from the Fund for its distribution assistance in connection with the Offering.

CLOUGH GLOBAL EQUITY FUND
Name: Title:
ALPS DISTRIBUTORS, INC.
Name: Title:

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DISTRIBUTION ASSISTANCE AGREEMENT